QuickLinks -- Click here to rapidly navigate through this document

Exhibit 5.1

Bluewater Finance Limited PO Box 309GT Ugland House South Church Street George Town Grand Cayman Cayman Islands

June 13, 2003

Dear Sirs

Bluewater Finance Limited (the "Company")

We have acted as counsel as to Cayman Islands law to the Company in connection with the registration of US$75,000,000 10.25% Senior Notes due 2012 (the "New Notes") of the Company, and the senior subordinated guarantees thereof (the "New Guarantees"), under the US Securities Act of 1933 (the "Securities Act") and the proposed offer to exchange the New Notes and the New Guarantees registered under the Securities Act for up to US$75,000,000 aggregate principal amount of 10.25% Senior Notes due 2012 of the Company (the "Unregistered Notes" and, together with the New Notes, the "Notes"), and the senior subordinated guarantees thereof (the "Unregistered Guarantees"), each of which were originally issued on 30th April, 2003.

1      Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1
the Certificate of Incorporation and Memorandum and Articles of Association of the Company as registered on 8 June 2001;

1.2
the Written Resolutions of the Board of Directors of the Company passed on 4th February, 2002 and 22nd April, 2003 and the corporate records of the Company maintained at its registered office in the Cayman Islands;

1.3
a certificate from a Director of the Company the form of which is annexed hereto (the "Director's Certificate");

1.4
the Registration Rights Agreement dated 30th April, 2003 between the Initial Purchasers, the Company and the guarantors party thereto (the "Guarantors") (the "Registration Rights Agreement");

1.5
the Indenture dated 22nd February 2002 between the Bank of New York, the Company and the Guarantors (the "Indenture");

1.6
the forms of the Notes and the annotations of the Unregistered Guarantees and the New Guarantees.

The documents referred to in paragraphs 1.4 to 1.6 above and the Notes are collectively referred to as the "Transaction Documents".

7 Princes Street, London EC2R 8AQ
Telephone: (44) (0)20 7466 1600 Facsimile: (44) (0)20 7466 1700 Email: ukinfo@maplesandcalder.com
www.maplesandcalder.com
Maples and Calder Europe. Registered in England and Wales No. 3369233. Registered office: 7 Princes Street London EC2R 8AQ

2      Assumptions

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director's Certificate. We have also relied upon the following assumptions, which we have not independently verified:

2.1
the Transaction Documents have been or will be authorised and duly executed and delivered by or on behalf of all relevant parties (other than the Company as a matter of Cayman Islands law) in accordance with all relevant laws (other than the laws of the Cayman Islands);

2.2
the Transaction Documents, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands);

2.3
the choice of the laws of the State of New York as the governing law of the Transaction Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York as a matter of the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands);

2.4
copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals;

2.5
all signatures, initials and seals are genuine;

2.6
the power, authority and legal right of all parties under all relevant laws and regulations (other than the laws of the Cayman Islands) to enter into, execute, deliver and perform their respective obligations under the Transaction Documents;

2.7
that the Notes conform to the forms examined by us;

2.8
there is nothing under any law (other than Cayman Islands law) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the federal laws of the United States or of the laws of the State of New York;

2.9
the New Notes will be issued and authenticated in accordance with the provisions of the Indenture;

2.10
there is no contractual or other prohibition (other than as may arise by virtue of the laws of the Cayman Islands) binding on the Company or on any other party prohibiting it from entering into and performing its obligations under the Transaction Documents;

2.11
no invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any of the Notes.

3      Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1
The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2
The Company has full power and authority under its Memorandum and Articles of association to enter into and perform its obligations under the New Notes. The issue and offering of the New Notes in exchange for the Unregistered Notes and the execution, issuance and delivery of the New Notes in exchange for the Unregistered Notes has been duly authorised.

3.3
When the registration statement has become effective under the Securities Act and the New Notes and New Guarantees have been duly executed and authenticated in accordance with the terms of the Indenture and duly issued and delivered in exchange for the Unregistered Notes and Unregistered Guarantee in accordance with the terms of the Transaction Documents, the obligations of the Company contained in the New Notes constitute legal, valid and binding obligations of the Company enforceable in accordance with their terms except insofar as such enforcement may be limited as hereinafter set forth.

3.4
Based solely on our inspection of the Register of Writs and Other Originating process in the Grand Court of the Cayman Islands on June 13, 2003 there were no actions or petitions pending against the Company in the courts of the Cayman Islands as at close of business in the Cayman Islands on June 13, 2003.

4      Qualifications

The opinions expressed above are subject to the following qualifications:

4.1
The term "enforceable" as used above means that the obligations assumed by the Company under the Transaction Documents are of a type which the courts of the Cayman Islands will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

4.1.1
enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

4.1.2
enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

4.1.3
some claims may become barred under the statutes of limitation or may be or become subject to defenses of set-off, counterclaim, estoppel and similar defenses;

4.1.4
where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

4.1.5
the Cayman Islands court has jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary accordingly to the currency of the judgment. If the Company becomes insolvent and is made subject to a liquidation proceeding, the Cayman Islands court will require all debts to be proved in a common currency, which is likely to be the "functional currency" of the Company determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

4.1.6
obligations to make payments that may be regarded as penalties will not be enforceable;

4.1.7
a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power and there exists doubt as to enforceability of any provision in the Transaction Documents whereby the Company covenants not to exercise powers specifically given to its shareholders by the Companies Law (2002 Revision) of the Cayman Islands, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association, or present a petition to a Cayman Islands court for an order to wind up the Company;

  4.1.8
  enforcement may be limited by the principle of forum non conveniens or analogous principles notwithstanding any purported waiver of such principle by any of the parties.

4.2
Cayman Islands stamp duty may be payable if the original Transaction Documents are brought to or executed in the Cayman Islands.

4.3
To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

4.4
The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.5
A certificate, determination, calculation or designation of any party to the Transaction Documents as to any matter provided therein might be held by a Cayman Islands court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.6
In principle a Cayman Islands court will award costs and disbursements in litigation in accordance with the relevant contractual provisions but there remains some uncertainty as to the way in which the rules of the Grand Court will be applied in practice. Whilst it is clear that costs incurred prior to judgment can be recovered in accordance with the contract, post-judgment costs to the extent recoverable at all, will be subject to taxation in accordance with Grand Court Rules Order 62.

4.7
We reserve our opinion as to the extent to which a Cayman Islands court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

4.8
We make no comment with regard to the references to foreign statutes in the Transaction Documents.

4.9
If any provision of a document is held to be illegal, invalid or unenforceable, severance of such provision will be subject to the discretion of the Cayman Islands courts notwithstanding any express contractual provisions in this regard.

4.10
Any term of the Transaction Documents may be amended orally by the parties thereto notwithstanding provisions to the contrary contained therein.

4.11
All costs, charges and expenses properly incurred in the voluntary winding-up of the Company, including the remuneration of the liquidators, shall be payable out of the assets of the Company in priority to all other claims. In a winding-up by the court, the court may make an order as to costs, charges and expenses as it thinks just.

We express no view as to the commercial terms of the Transaction Documents or whether such terms represent the intentions of the parties and make no comment with regard to the representations which may be made by the Company.

We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Notes and Guarantees and to the reference to us under the headings "Legal Matters" and "Enforcement of Judgments" in the related prospectus contained therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Yours faithfully,

MAPLES and CALDER Europe

QuickLinks

  Exhibit 5.1